

October 31, 2013

Via U.S. Mail
Mr. Hailong Liu
Chief Executive Officer
China Electronics Holdings, Inc.
Building 3, Benhe District
Longhe East Road
Lu'an City, Anhui Province
PRC 237000

> **Re: China Electronics Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 29, 2013**
> **File No. 333-152535**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K, Filed October 29, 2013

1. Please revise to disclose whether Kabani & Company, Inc. (Kabani) resigned, declined to stand for re-election or was dismissed. Please refer to Item 304(a)(1)(i) of Regulation S-K.

2. Please your disclosure to state the date that Ultra CPA LLP (Ultra) was engaged as your new independent accountant. Please refer to Item 304(a)(2) of Regulation S-K.

3. Please revise your disclosure to indicate whether during your two most recent fiscal years and any subsequent interim period prior to <u>Ultra's</u> engagement, you or someone on your behalf consulted with <u>Ultra</u> regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Ultra, in either case where written or oral advice provided by Ultra would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditors (Kabani) or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

4. We note your disclosure that except as set forth in the immediately preceding sentence, during the period you engaged Kabani, neither you nor anyone on your behalf consulted with Ultra. Your disclosure appears to indicate that you consulted with Ultra about issues prior to their engagement by you. However, your disclosure is unclear as to the exact nature of the issues that were the subject of such consultations. If applicable, please revise to provide all of the disclosures required by Item 304(a)(2)(ii)(A) through (D) of Regulation S-K. If not applicable, please explain and revise your disclosure to clarify.

5. Please file an updated Exhibit 16 letter with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief